Exhibit 99.2

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. IT CONTAINS PROPOSALS RELATING TO DIVERSIFIED ENERGY COMPANY PLC ON WHICH YOU ARE BEING ASKED TO VOTE.

The definitions used throughout this document are set out on page 33 of this document.

If you are in any doubt about the contents of this document or what action you should take, you are recommended to seek your own personal financial advice from an appropriately qualified independent adviser authorised under the Financial Services and Markets Act 2000 if in the United Kingdom or otherwise regulated under the laws of your own country.

If you have recently sold or transferred all of your Shares and/or Depositary Interests in the Company, please forward this document, together with any accompanying documents, as soon as possible either to the purchaser or transferee or to the person who arranged the sale or transfer so they can pass these documents to the person who now holds the Shares and/or Depositary Interests.

DIVERSIFIED ENERGY COMPANY PLC
(incorporated in England and Wales with registered number 09156132)

Notice of Annual General Meeting

This document should be read in its entirety. Your attention is drawn to the letter from the Chair of the Company set out in the Company’s 2024 annual report which accompanies this document. Your Board is unanimously recommending that you vote in favour of the Resolutions 1 - 20 set out in the notice of the Annual General Meeting referred to below.

Notice of the Annual General Meeting of the Company to be held at the offices of FTI Consulting, 200 Aldersgate, Aldersgate Street, London, EC1A 4HD, United Kingdom on 9 April 2025 at 1 p.m. (London time) / 8 a.m. (New York time) is set out in this document.

Shareholders will find enclosed a Form of Proxy for use at the Annual General Meeting. Depositary Interest Holders will need to complete a Form of Instruction or submit their voting instruction via the CREST voting system as set out in the ‘Notes to the Notice of Annual General Meeting’ section.

To be valid for use at the Annual General Meeting, the Form of Proxy must be completed and returned, in accordance with the instructions printed thereon, to Broadridge Financial Solutions, Inc. at Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717 as soon as possible and, in any event, to arrive by 1 p.m. (London time) / 8 a.m. (New York time) on 7 April 2025. The completion and return of a Form of Proxy will not preclude Shareholders from attending and voting in person at the Annual General Meeting should they subsequently wish to do so.

The Form of Instruction should be returned to the Depositary, Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol, BS99 6ZY, United Kingdom by 1 p.m. (London time) / 8 a.m. (New York time) on 4 April 2025. Depositary Interest Holders wishing to attend the meeting in person should refer to the ‘Notes to the Notice of Annual General Meeting’ section for instructions on how to attend.

The Board encourages shareholders to watch the Company’s website (www.div.energy) and regulatory news services for any updates in relation to the Annual General Meeting that may need to be provided.

Shareholders should submit their votes via proxy as early as possible. Further instructions on completion of the Form of Proxy are set out in the ‘Notes to the Notice of Annual General Meeting’ section of this document. Depositary Interest Holders can vote electronically through the CREST electronic instruction service.

YOU ARE REQUESTED TO COMPLETE AND RETURN THE ENCLOSED FORM OF PROXY OR FORM OR INSTRUCTION (AS APPLICABLE) IN ACCORDANCE WITH THE INSTRUCTIONS HEREIN.

The Company is a “foreign private issuer” within the meaning of Rule 3b-4 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and as a result, the Company is not required to comply with proxy solicitation rules under US federal securities laws. Brokers holding Shares must vote according to specific instructions they receive from the beneficial owners of those Shares. If brokers do not receive specific instructions, brokers may in some cases vote the Shares in their discretion but are not permitted to vote on certain proposals and may elect not vote on any of the proposals unless you provide voting instructions. Thus, the Company strongly encourages you to provide instructions to your broker to vote your Shares and exercise your right as a Shareholder. As such, only those votes cast “FOR” or “AGAINST” are counted for the purposes of determining the number of votes cast in connection with the proposals set out in this Notice. Abstentions and broker non-votes have no effect on the outcome of the Resolutions proposed at the Annual General Meeting.

If you hold your interest through a broker, bank, or nominee (or similar), you should normally receive directions from such broker, bank, or nominee (or similar) on how to (electronically or in person) attend and vote at the Annual General Meeting or how to give a proxy or voting instructions. These directions should be followed. If you have not received such directions, it would be advisable to contact your broker, bank, or nominee (or similar) as soon as possible.

Your attention is drawn to ‘Explanatory Notes to the Resolutions’ at the end of this document.

Copies of this document will be available free of charge during normal business hours on weekdays (excluding Saturday, Sunday and public holidays) from the date hereof until 9 April 2025 from the Company’s Registered Office. Copies will also be available to download from the Company’s website at https://ir.div.energy/reports-announcements.

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting To Be Held on 9 April 2025.

EXPECTED TIMETABLE

Event	Date

Latest time and date for receipt of Forms of Instruction/CREST electronic voting instructions for the Annual General Meeting	1 p.m. (London time) / 8 a.m. (New York time) on 4 April 2025

Latest time and date for receipt of Forms of Proxy for the Annual General Meeting	1 p.m. (London time) / 8 a.m. (New York time) on 7 April 2025

Time and date of Annual General Meeting	1 p.m. (London time) / 8 a.m. (New York time) on 9 April 2025

Record date for entitlement of final dividend	30 May 2025

Date of payment of final dividend	30 June 2025

LETTER FROM THE CHAIR

Registered in England and Wales No: 09156132

Directors	Registered Office

David Johnson (Independent Non-Executive Chair)
Rusty Hutson, Jr. (Chief Executive Officer and Director)
Martin Thomas (Independent Non-Executive Vice Chair)
Sandy Stash (Senior Independent Director)
David Turner, Jr. (Independent Director)
Kathryn Klaber (Independent Director)
4th Floor Phoenix House, 1 Station Hill, Reading, Berkshire, United Kingdom, RG1 1NB

17 March 2025

Dear Shareholders,

I am pleased to invite you to attend our Annual General Meeting to be held on Wednesday, 9 April 2025 at 1 p.m. (London time) / 8 a.m. (New York time) at the offices of FTI Consulting, 200 Aldersgate, Aldersgate Street, London, EC1A 4HD, United Kingdom.

The formal notice of the Annual General Meeting is set out on pages 6 to 17 of this document, which includes an explanation of the business to be considered and voted on at the Annual General Meeting. Within this document, there is important information regarding each of the specific resolutions, including detailed explanations and background on each.

We value your input, and the Board has engaged with several shareholders to solicit feedback on the resolutions to be proposed at the Annual General Meeting. There will be a question-and-answer session during the Annual General Meeting to take questions relevant to the business of the Annual General Meeting.

Your vote is important to us and your participation is essential to ensure that the Company’s future can be decided in the interests of as many shareholders as possible. I believe that the Annual General Meeting provides a worthwhile and meaningful opportunity for shareholders to exercise their shareholder rights by voting on the business of the meeting.

Action to be taken

You will find enclosed a Form of Proxy for the Annual General Meeting. Depositary Interest Holders will need to complete a Form of Instruction or submit their voting instruction via the CREST voting system as set out in the ‘Notes to the Notice of Annual General Meeting’ section below.

To be valid for use at the Annual General Meeting, the Form of Proxy must be completed and returned, in accordance with the instructions printed thereon, to Broadridge Financial Solutions, Inc. at Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717 as soon as possible and, in any event, to arrive by 1 p.m. (London time) / 8 a.m. (New York time) on 7 April 2025. The completion and return of a Form of Proxy will not preclude Shareholders from attending and voting in person at the General Meeting should they subsequently wish to do so.

The Form of Instruction should be returned to the Depositary, Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol, BS99 6ZY, United Kingdom by 1 p.m. (London time) / 8 a.m. (New York time) on 4 April 2025. Depositary Interest Holders wishing to attend the meeting in person should refer to the ‘Notes to the Notice of Annual General Meeting’ section for instructions on how to attend.

Shareholders are strongly encouraged to ensure that their votes are counted at the Annual General Meeting by appointing the chair of the Annual General Meeting as their proxy and submitting their completed Form of Proxy and/or Form of Instruction, as applicable.

If you hold your interest through a broker, bank, or nominee (or similar), you should normally receive directions from such broker, bank, or nominee (or similar) on how to attend (electronically or in person) and vote at the General Meeting or how to give a proxy or voting instructions. These directions should be followed. If you have not received such directions, it would be advisable to contact your broker, bank, or nominee (or similar) as soon as possible.

Recommendation

The Directors believe that the proposed Resolutions 1 − 20 to be considered at the Annual General Meeting are in the best interests of the Company and its Shareholders as a whole and therefore, the Directors unanimously recommend that you vote in favour of the Resolutions, as they intend to do in respect of their own beneficial holdings, totalling 1,411,825 Shares, in aggregate, and representing 1.74% of the current issued ordinary share capital of the Company.

Yours faithfully,

David Johnson

Chair
Diversified Energy Company PLC

NOTICE OF ANNUAL GENERAL MEETING

DIVERSIFIED ENERGY COMPANY PLC

(incorporated in England and Wales with registered number 09156132)

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Company will be held at the offices of FTI Consulting, 200 Aldersgate, Aldersgate Street, London, EC1A 4HD, United Kingdom at 1 p.m. (London time) / 8 a.m. (New York time) on 9 April 2025 for the purpose of considering and, if thought fit, passing the following Resolutions, numbered 1 to 15 as ordinary resolutions and resolutions 16 to 20 as special resolutions.

ORDINARY RESOLUTIONS

Reports and accounts

1.
THAT the Company’s annual report and financial statements (including the accounts and the reports of the Directors and the auditor of the Company) for the financial year ended 31 December 2024 be received.

Final Dividend

2.
THAT the Company declare a final dividend of 0.29 cents per Share for the year ended 31 December 2024 payable on 30 June 2025 to the Shareholders whose names appear on the Company’s register of members at the close of business on 30 May 2025.

Appointment of Auditors

3.	THAT PricewaterhouseCoopers, LLP be re-appointed as auditor of the Company until the next annual general meeting.

Auditor’s Remuneration

4.	THAT the Directors be authorised to determine the remuneration of the auditors to the Company.

Re-election of Directors

5.	THAT David Edward Johnson, be re-elected as a Director.

6.	THAT Robert “Rusty” Russell Hutson, Jr., be re-elected as a Director.

7.	THAT Martin Keith Thomas, be re-elected as a Director.

8.	THAT David Jackson Turner, Jr., be re-elected as a Director.

9.	THAT Sandra Mary Stash, be re-elected as a Director.

10.	THAT Kathryn Klaber be re-elected as a Director.

Authority to allot Shares

11.
THAT the Directors be generally and unconditionally authorised under section 551 of the Act to exercise all powers of the Company to allot equity securities (within the meaning of section 560 of the Act) and to grant rights to subscribe for, or to convert any security into, Shares in the Company:

11.1
up to a maximum aggregate nominal amount equal to £10,798,687 (being equal to two-thirds of the nominal value of the Company’s current issued share capital), such amount to be reduced by the nominal amount of any relevant securities allotted pursuant the authority in paragraph 11.2, in connection with an offer by way of a pre-emptive offer:

11.1.1	to holders of Shares in proportion (as nearly as may be practicable) to their respective holdings; and

11.1.2	to holders of other equity securities as required by the rights of those securities or as the Directors otherwise consider necessary,

but subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to treasury shares, fractional entitlements, record dates, legal or practical problems in or under the laws of any territory or the requirements of any regulatory body or stock exchange; and

11.2
in any other case, up to an aggregate nominal amount of £5,399,344 (being equal to one-third of the nominal value of the Company’s current issued share capital), such amount to be reduced by the nominal amount of any equity securities allotted pursuant to the authority in paragraph 11.1 above in excess of such sum;

provided that such authority shall expire (unless previously revoked by the Company) at the conclusion of the next annual general meeting of the Company after passing of this resolution or 30 June 2026, whichever is earlier, save that in each case the Company may, before such expiry, make an offer or agreement which would or might require equity securities to be granted after the authority has expired and the Directors may allot equity securities in pursuance of any such offer or agreement notwithstanding that this authority has expired. The authority granted by this Resolution shall be in addition, and without prejudice, to all existing authorities to allot relevant securities granted to the Directors.

Directors’ Remuneration Report

12.
THAT the directors’ remuneration report (excluding the Directors’ Remuneration Policy, set out on Part A of the Remuneration Committee’s report), as set out pages 70 to 77 of the Company’s annual report and accounts for the financial year ended 31 December 2024 be approved.

Directors’ Remuneration Policy

13.
THAT the directors’ remuneration policy, as set out on pages 62 to 69 of the Company’s annual report and accounts for the financial year ended 31 December 2024, which takes effect immediately after the end of the annual general meeting, be approved.

Political Donations and Political Expenditures

14.
THAT the Company and every other company which is now or may become a subsidiary of the Company be authorised to make political donations and incur political expenditure for the period from the date of the Annual General Meeting to the conclusion of the next annual general meeting up to a maximum aggregate amount of £100,000. For the purpose of this resolution, the terms ‘political donations’, ‘political parties’, ‘independent election candidates’, ‘political organisations’ and ‘political expenditure’ have the meanings set out in sections 363 and 365 of the Act.

Amendment to the 2017 Equity Incentive Plan

15.
THAT the amended and restated Diversified Gas & Oil PLC 2017 Employee Incentive Plan (the “EIP”), a copy of which was produced to the meeting and for the purposes of identification initialled by the Chair be and is hereby approved and the Directors be authorised to do all acts which it considers necessary or desirable to implement and operate the EIP.

SPECIAL RESOLUTIONS

Authority to dis-apply pre-emption rights

16.
THAT, subject to the passing of resolution 11 above, the Directors be generally and unconditionally empowered to exercise all the powers of the Company to allot equity securities (as defined in section 560 of the Act) for cash pursuant to the authorisation conferred by resolution 11 above and/or to sell ordinary shares held by the Company as treasury shares for cash, in each case, as if section 561 of the Act did not apply to the allotment, provided that this power shall be limited to:

16.1	the allotment of equity securities or sale of treasury shares in connection with an offer or issue by way of a pre-emptive offer pursuant to an authority granted under resolution 11.1 to:

16.1.1	Shareholders in proportion (as nearly as may be practicable) to their existing holdings of Shares; and

16.1.2	holders of other equity securities, if this is required by the rights of those securities or, if the Directors consider it necessary,

but subject to such exclusions or other arrangements as the Directors may consider necessary, expedient or appropriate in relation to treasury shares, fractional entitlements, record dates, legal, regulatory or practical problems in, or under the laws of, any territory (including the requirements of any regulatory body or stock exchange) or any other matter;

16.2
otherwise than pursuant to 16.1 above, the allotment of further equity securities or sale of treasury shares up to an aggregate nominal amount of £1,619,803 (representing no more than 10% of the current issued share capital of the Company);

16.3
the allotment of equity securities or sale of treasury shares (otherwise than under paragraph 16.1 or paragraph 16.2 above) up to a nominal amount equal to 20% of any allotment of equity securities or sale of treasury shares from time to time under paragraph 16.2 above, such authority to be used only for the purposes of making a follow-on offer which the Board of the Company determines to be of a kind contemplated by paragraph 3 of Section 2B of the Statement of Principles on Disapplying Pre-Emption Rights most recently published by the Pre-Emption Group prior to the date of this notice of the Annual General Meeting at which these resolutions were passed, such authority shall expire (unless previously revoked by the Company) at the conclusion of the next annual general meeting of the Company after this resolution is passed or 30 June 2026, whichever is earlier, save that in each case, the Company may, before such expiry, make an offer or agreement which would or might require equity securities to be allotted (or treasury shares to be sold) after the authority expires and the Directors may allot equity securities (or sell treasury shares) in pursuance of any such offer or agreement as if this authority had not expired. The authority granted by this Resolution shall be in addition, and without prejudice, to all existing authorities to allot relevant securities granted to the Directors.

Authority to dis-apply pre-emption rights for acquisitions and other capital investment

17.
THAT, subject to the passing of resolution 11 above, the Directors be generally and unconditionally empowered in addition to any authority granted under Resolution 16 above to exercise all the powers of the Company to allot equity securities (as defined in section 560 of the Act) for cash pursuant to the authorisation conferred by resolution 11 above and/or to sell ordinary shares held by the Company as treasury shares for cash, in each case, as if section 561 of the Act did not apply to the allotment, provided that this power shall be limited to:

17.1	the allotment of equity securities or sale of treasury shares up to an aggregate nominal amount of £1,619,803 (representing no more than 10% of the current issued share capital of the Company);

17.2
used only for the purpose of financing (or refinancing, if the authority is to be used within 12 months after the original transaction) a transaction which the Directors determine to be an acquisition or a specified capital investment of a kind contemplated by the Statement of Principles on Disapplying Pre-Emption Rights most recently published by the Pre-Emption Group prior to the date of this notice of the Annual General Meeting at which these resolutions were passed; and

17.3
the allotment of equity securities or sale of treasury shares (otherwise than under paragraph 17.1 above) up to a nominal amount equal to 20% of any allotment of equity securities or sale of treasury shares from time to time under paragraph 17.1 above, such authority to be used only for the purposes of making a follow-on offer which the Board of the Company determines to be of a kind contemplated by paragraph 3 of Section 2B of the Statement of Principles on Disapplying Pre-Emption Rights most recently published by the Pre-Emption Group prior to the date of this notice of the Annual General Meeting at which these resolutions were passed, such authority shall expire (unless previously revoked by the Company) at the conclusion of the next annual general meeting of the Company after this resolution is passed or 30 June 2026, whichever is earlier, save that in each case, the Company may, before such expiry, make an offer or agreement which would or might require equity securities to be allotted (or treasury shares to be sold) after the authority expires and the Directors may allot equity securities (or sell treasury shares) in pursuance of any such offer or agreement as if this authority had not expired. The authority granted by this Resolution shall be in addition, and without prejudice, to all existing authorities to allot relevant securities granted to the Directors.

Purchase of own Shares

18.
THAT the Company be generally and unconditionally authorised pursuant to section 701 of the Act to make market purchases (within the meaning of section 693(4) of the Act) of any its Shares on such terms and in such manner as the Directors shall from time to time determine, provided that such power be limited:

18.1
to a maximum number of Shares with an aggregate nominal value of up to £1,619,803 (amounting to 8,099,015 Shares as at the date of the Notice) representing 10% of the current issued share capital of the Company, such amount to be reduced by the nominal amount of any Shares purchased pursuant to the authority in Resolution 19;

18.2
by the condition that the Company does not pay less (exclusive of expenses) for each Share than the nominal value of such Share and the maximum price which may be paid for a Share (exclusive of expenses) is the higher of:

18.2.1
5% over the average market value of the Shares for the five Business Days immediately preceding the date on which the Company agrees to buy the Shares concerned, based on the share price published in the Daily Official List of the London Stock Exchange plc; and

18.2.2	an amount equal to the higher of the price of the last independent trade and the highest current independent purchase bid at the time on the trading venue where the purchase is carried out,

such authority shall expire at the conclusion of the next annual general meeting of the Company or 30 June 2026 (if earlier), unless previously revoked, varied or renewed, provided that if the Company has agreed before such expiry to purchase Shares where these purchases will or may be executed (either wholly or in part) after the authority terminates, the Company may complete such a purchase as if the authority conferred hereby had not expired.

Approval of Share Repurchase Contracts and Counterparties

19.	THAT,

19.1
the form of share repurchase contracts (the “Share Repurchase Contracts”), copies of which are appended to the Notice, for the purchase by the Company of such number of its Shares of £0.20 nominal value each, at such prices as may be agreed pursuant to the terms of a Share Repurchase Contract be, and they hereby are, approved, provided that such power is limited to a maximum number of Shares with an aggregate nominal value of up to £1,619,803 (amounting to 8,099,015 Shares as at the date of the Notice) representing 10% of the current issued share capital of the Company, such amount to be reduced by the nominal amount of any Shares purchased pursuant to the authority in Resolution 18;

19.2	the Company be, and hereby is, authorised to enter into any Share Repurchase Contract negotiated and agreed with a Bank (as defined in Resolution 19.3 below); and

19.3
the counterparties with whom the Company may enter into a Share Repurchase Contract, being the counterparties (or their subsidiaries or affiliates from time to time) included in the Notice (the “Counterparties”) be, and each hereby is, approved, such authority shall expire at the conclusion of the next annual general meeting of the Company or 30 June 2026 (if earlier), unless previously renewed, varied, or revoked by the Company at a general meeting, provided that if the Company has agreed before such expiry to purchase Shares where these purchases will or may be executed (either wholly or in part) after the authority terminates, the Company may complete such a purchase as if the authority conferred hereby had not expired.

Notice of general meetings, other than annual general meetings

20.	THAT, as permitted by section 307A of the Act, a general meeting of the Company, other than an annual general meeting, may be called on not less than 14 clear days’ notice.

EXPLANATORY NOTES TO THE RESOLUTIONS

These notes explain the proposed Resolutions.

Resolutions 1 to 15 are proposed as ordinary resolutions, which means that for each of those Resolutions to be passed, more than half the votes cast must be in favour of the Resolution. Resolutions 16 to 20 are proposed as special resolutions, which means that for each of those Resolutions to be passed, at least 75% of the votes cast must be in favour of the Resolution.

In this Notice, references to the “current issued share capital of the Company” are to the 80,990,155 issued ordinary shares of £0.20 each in the capital of the Company as at the close of business on 14 March 2025 (being the latest practicable date before the publication of this document).

Resolution 1 ‒ To receive the annual report and accounts

The Directors must present the report of the Directors and the accounts of the Company for the year ended 31 December 2024 to Shareholders at the Annual General Meeting. The Board asks that Shareholders receive the reports of the Directors and the financial statements for the year ended 31 December 2023, together with the report of the auditor.

Resolution 2 ‒ Declaration of final dividend

A final dividend can only be paid if it is recommended by the Directors and approved by the Shareholders at a general meeting. The Directors propose that a final dividend of 0.29 cents per Share for the year ended 31 December 2024 be paid on 30 June 2025 to the Shareholders whose names appear on the Company’s register of members at the close of business on 30 May 2025.

Resolution 3 ‒ Re-appointment of auditor

Shareholders are required to appoint the auditor at each annual general meeting at which audited accounts are presented to Shareholders. Resolution 3 proposes the re-appointment of PricewaterhouseCoopers, LLP as the auditor of the Company and to hold office until the conclusion of the next annual general meeting of the Company at which accounts are laid. The Board has assessed the effectiveness and independence of the auditor and is satisfied that PricewaterhouseCoopers LLP continues to meet the required standards.

Resolution 4 ‒ Auditor’s Remuneration

It is also normal practice for the Directors to be authorised to determine the level of the auditor’s remuneration for the ensuing year. Shareholders are being asked to authorise the Directors to determine PricewaterhouseCoopers LLP’s remuneration as auditors.

Resolution 5 to 10 ‒ Election and Re-election of Directors

In accordance with the UK Corporate Governance Code, all of the Directors of the Company will retire (or their appointment will otherwise terminate) at the Annual General Meeting and offer themselves for re-election. Resolutions 5 to 10 seek your approval to re-elect the relevant individuals as Directors. The biographies of each of these Directors are included in the Company’s 2024 annual report at pages 42 to 44.

The Nomination Committee identifies, evaluates and recommends to the Board candidates for appointment and reappointment as directors. Appointments are made on merit and candidates are considered against objective criteria, having regard to the benefits of the diversity of the Board and the Committee keeps diversity, mix of skills, experience and knowledge of the Board under review. The Directors believe that the Board continues to maintain an appropriate balance of knowledge and skills and that each of David Turner, Jr., Sandra Stash and Kathryn Klaber are independent in character and judgement and there are no relationships or circumstances which are likely to affect their character or judgement. David Johnson, the non-executive Chair, was also considered independent upon appointment and whom the Group continues to consider independent. The Nomination Committee has also carefully considered the external appointments and commitments of each Director to ensure they have sufficient time to fulfill their duties to the Company. Each of the directors attended all the Board and committee meetings (to the extent they were members of such committee in 2024) held during 2024. Details of the attendance at Board and committee meetings are as set out on page 47 of the 2024 annual report. The Committee concluded that each Director’s external mandates do not compromise their ability to dedicate the necessary time and attention to their role, and that all Directors continue to effectively discharge their responsibilities.

Resolution 11 ‒ Authority to allot relevant securities

The Company requires the flexibility to allot Shares from time to time. The Directors will be limited as to the number of Shares they can at any time allot because allotment authority is required under the Act, save in respect of employee share schemes.

The Directors’ existing authority to allot “equity securities” (including Shares and/or rights to subscribe for or convert into Shares), which was granted (pursuant to section 551 of the Act) at the general meeting held on 10 May 2024, will expire at the end of this year’s Annual General Meeting. Accordingly, Resolution 11 would renew this authority (until the conclusion of the next annual general meeting of the Company after this resolution is passed or 30 June 2026, whichever is earlier or unless such authority is revoked or renewed prior to such time) by authorising the Directors (pursuant to section 551 of the Act) to allot relevant securities. Resolution 11.1 will allow the Company to allot Shares and to grant rights to subscribe for or to convert any security into Shares up to an aggregate nominal amount of £10,798,687 representing approximately two-thirds of the current issued ordinary share capital of the Company. This maximum is reduced by the nominal amount of any relevant securities allotted pursuant the authority in paragraph 11.2, up to an aggregate nominal amount of £5,399,344 representing one-third of the current issued ordinary share capital of the Company (excluding treasury shares). The authority granted by this Resolution shall be in addition, and without prejudice, to all existing authorities to allot relevant securities granted to the Directors.

This resolution is in line with guidance issued by the Investment Association (as updated in February 2023).

Save in respect of the issue of new Shares pursuant to the Company’s share option scheme, the Directors currently have no plans to allot relevant securities, but the Directors believe it to be in the interests of the Company for the Board to be granted this authority, to enable the Board to take advantage of appropriate opportunities which may arise in the future.

The Company held no Shares in treasury as at 14 March 2025 being the last practicable date prior to publication of this document.

Resolution 12 ‒ Directors’ Remuneration Report

Resolution 12 seeks to approve the Directors’ Remuneration Report, (excluding the Directors’ Remuneration Policy, set out on Part A of the Remuneration Committee’s report), as set out pages 70 to 77 of the Company’s 2024 annual report and which gives details of the Directors’ remuneration for the year ended 31 December 2024.

Resolution 13 ‒ Directors’ Remuneration Policy

Resolution 13 seeks to approve the Directors’ Remuneration Policy, which may be found on pages 62 to 69 of the Company’s 2024 annual report. The Remuneration Policy, as set out in the 2024 annual report also provide details of the Company’s remuneration framework and a fulsome review of the process by which the Remuneration Committee engaged with shareholders to seek feedback and input on the new proposed Directors’ Remuneration Policy, and took that feedback into account (including the reduction of certain proposed remuneration awards) when finalizing the proposed Directors’ Remuneration Policy. As set forth in the Directors’ Remuneration Policy, the new proposed policy would move the Company’s CEO (and only Executive Director) closer to the median compensation of the peer group through increases in the maximum quantum of incentive awards, ensuring that the increase in total compensation is delivered through variable and share-based remuneration. The proposed Directors’ Remuneration Policy would also permit the grant of hybrid long-term incentive awards (performance shares and restricted shares), consistent with peer practices. In developing the proposed policy, the Remuneration Committee has taken due account of recent guidance from the Investment Association that recognises the use of hybrid awards. No remuneration will be paid or payment for loss of office made to former, current or prospective Directors unless permitted by the policy.

Resolution 14 ‒ Political Donations and Political Expenditures

Resolution 14 will be proposed as an ordinary resolution to authorise the Company to make political donations and incur political expenditure for the period from the date of the Annual General Meeting to the conclusion of the next annual general meeting up to a maximum aggregate amount of £100,000.

Part 14 of the Act requires companies to obtain the approval of Shareholders before political donations exceeding £5,000 in aggregate in any 12-month period are made to (i) political parties, (ii) other political organisations, and (iii) independent election candidates.

Although the Company does not make what are usually regarded as political donations, it may incur expenditure on such items as sponsorship or attendance at political discussions organised by political parties on a non-partisan basis in order to make them aware of industry trends and key arguments affecting our industry. Some of these activities may be caught by the broad definitions in the Act, and this resolution is being proposed on a precautionary basis to allow the Company to continue its current activities.

Resolution 15 ‒ Amendment to the 2017 Equity Incentive Plan

The Diversified Gas & Oil PLC 2017 Employee Incentive Plan (the “EIP”) was initially adopted by the Board on January 30, 2017, and as amended and restated by the Board on May 11, 2020, and on March 29, 2021. The EIP is offered to key employees of the Group and contains flexible terms that enable the Company to grant awards to Executive Directors on terms consistent with the Company’s approved Directors’ Remuneration Policy and best practice as well as to the Company’s other employees.

The Company intends to amend the rules of the EIP to give effect to the changes to the long-term incentive plan maximum award limits for Executive Directors under the new Directors’ Remuneration Policy, which shareholders are also requested to approve under Resolution 13, and to simplify the limits on equity dilution under the plan and while maintaining alignment with UK market and best practice.

Awards under the EIP are currently subject to two restrictions on dilution: (a) a hard cap of 3,284,031 shares, and (b) in alignment with UK best practices, a cap allocated under the plan over any ten-year period amounting to 10% of our issued share capital. The committee proposes to streamline these limits by removing the hard cap of 3,284,031 shares while retaining the cap of 10% over ten years, in accordance with UK best practices in order to continue to respect shareholders’ rights on equity dilution.

The proposed amendments require shareholder approval under the EIP rules and the UK Listing Rules. The material amendments to the EIP rules will therefore be as follows:

•
Awards may be satisfied using newly issued Shares, treasury Shares or Shares purchased in the market. The number of Shares which may be issued to satisfy awards granted in any ten-year period under the EIP and any other employee share plan adopted by the Company may not exceed 10 per cent. of the issued ordinary share capital of the Company from time-to-time. Shares transferred out of treasury will count towards these limits so long as this is required under institutional shareholder guidelines, whereas shares purchased in the market or otherwise held by the Company’s Employee Benefits Trust (which are purchased on the market) will not count towards there limits because they do not cause shareholder dilution. Further, awards which are relinquished or lapse will be disregarded for the purposes of these limits.

•
In accordance with the Company’s new proposed Directors’ Remuneration Policy (as outlined in Resolution 13), awards in respect of any financial year of the Company will not be granted to a participant under the Plan over Shares with a market value (as determined by the Committee) in excess of the award levels permitted under the new proposed Directors’ Remuneration Policy.

In addition, the Company has also sought to make certain other minor changes which do not otherwise affect the rights of shareholders in any material respect. A copy of the amended and restated EIP proposed by Resolution 15 will be made available for Shareholders to inspect at the Company’s registered office at 4th Floor Phoenix House, 1 Station Hill, Reading, Berkshire, RG1 1NB, United Kingdom for a period from the date of this Notice until the date of the Annual General Meeting. A copy of the amended and restated EIP will also be available for inspection at the Annual General Meeting.

Resolution 16 and 17 ‒ Disapplication of statutory pre-emption rights

The Act provides that if the Company allots new shares or sells treasury shares for cash, it must first offer these securities to existing shareholders in proportion to their existing holdings, unless such pre-emption rights are disapplied by shareholders under the Act. The authority given to the Directors at the general meeting held on 10 May 2024 to allot shares for cash on a non-pre-emptive basis pursuant to the Act expires on the date of the Annual General Meeting.

Resolution 16 will authorise the Directors to allot equity securities or sell pursuant to the authority given under Resolution 11 for cash in connection with (i) a pre-emptive offer, or (ii) on a non-pre-emptive basis up to a maximum aggregate nominal amount of £1,619,803, representing approximately 10% of the Company’s current issued ordinary share capital, and (iii) a follow-on offer on a non-pre-emptive basis up to a maximum of 20% of any allotment of equity securities or sale of treasury shares from time to time under (ii) above when an allotment of shares has been made under paragraph (ii) above. Save in respect of the issue of new Shares pursuant to the Company’s share option scheme, the Directors have no present intention of exercising this authority.

This resolution is in line with guidance issued by the Investment Association (as updated in February 2023) and the Pre-Emption Group’s Statement of Principles (as updated in November 2022) (the Statement of Principles), and the template resolutions published by the Pre-Emption Group in November 2022.

The Pre-emption Principles allow the authority for an issue of shares otherwise than in connection with a pre-emptive offer to be increased from 10% to 20% of the Company’s issued ordinary share capital, provided that the Company confirms that it intends to use the additional 10% authority only in connection with an acquisition or specified capital investment. Resolution 17.1 will additionally authorise the Board to allot new shares (or sell treasury shares) for cash, without the shares first being offered to existing shareholders in proportion to their existing holdings, up to a nominal amount of £1,619,803 (that is approximately 10% of the Company’s current issued ordinary share capital) in connection with an acquisition or specified capital investment which is announced contemporaneously with the issue, or which has taken place in the preceding twelve-month period and is disclosed in the announcement of the issue. Further, Resolution 17.2 applies to the allotment of shares for cash for the purposes of a follow-on offer when an allotment of shares has been made under Resolution 17.1. It is limited to the allotment of shares having an aggregate nominal value of up to 20% of the nominal value of any shares allotted under Resolution 17.1. The follow-on offer must be determined by the directors to be of a kind contemplated by the Statement of Principles.

The authority granted by this Resolution shall be in addition, and without prejudice, to all existing authorities to allot relevant securities granted to the Directors. The authorities granted under Resolutions 16 and 17 will expire at the conclusion of the next annual general meeting of the Company after this resolution is passed or 30 June 2026, whichever is earlier.

Resolution 18 & 19 ‒ Authority to purchase the Company’s own Shares, approval of Share repurchase contracts and counterparties

The articles of association of the Company do not contain a restriction on the Company’s ability to purchase its own Shares (subject to statutory requirements). Under the Act, the Company may only repurchase its Shares (a) in an “on-market purchase” in accordance with the Act or (b) in accordance with specific procedures for “off-market purchases” of such Shares.

Any repurchase of the Shares on the LSE constitutes an “on-market” transaction under the Act. Resolution 18 seeks to grant the Directors authority (until the conclusion of the next annual general meeting of the Company or 30 June 2026 (if earlier), unless such authority is revoked or renewed from time to time) to make “on-market purchases” of the Company’s own Shares with an aggregate nominal value of up to £1,619,803 (amounting to 8,099,015 Shares as at the date of the Notice) representing 10% of the current issued share capital of the Company, such amount to be reduced by the nominal amount of any Shares purchased pursuant to the authority in Resolution 19.

Any repurchase of the Shares on the NYSE constitutes an “off-market” transaction under the Act. As such, these repurchases may only be made pursuant to a form of Share Repurchase Contract that has been approved by the Shareholders. In addition, the Company may only conduct share repurchases through NYSE through Counterparties approved by the Shareholders. These approvals, if granted, will be limited to a maximum number of Shares with an aggregate nominal value of up to £1,619,803 (amounting to 8,099,015 Shares as at the date of the Notice) representing 10% of the current issued share capital of the Company, such amount to be reduced by the nominal amount of any Shares purchased pursuant to the authority in Resolution 18 and will be valid until the conclusion of the next annual general meeting of the Company or 30 June 2026 (if earlier), unless such authority is revoked or renewed from time to time. Approval of the forms of contract and Counterparties are not an approval of the amount or timing of any repurchase activity. There cannot be any assurance as to whether the Company will repurchase any of its Shares or as to the amount of any such repurchases or the prices at which such repurchases may be made. Any repurchases by the Company of its Shares carried on the NYSE pursuant to this authority would be conducted in accordance with all applicable U.S. and U.K. securities laws.

Any repurchase of the Shares on the LSE and/or the NYSE together shall not exceed an aggregate nominal value of up to £1,619,803 (amounting to 8,099,015 Shares as at the date of the Notice), representing 10% of the current issued share capital of the Company. Further, in accordance with UKLR 9.6.2R, the maximum price payable for any purchase of Shares pursuant to this Resolution 18 and 19 would be an amount equal to the higher of (a) 5% over the average market value of the Shares for the five Business Days immediately preceding the date on which the Company agrees to buy the Shares concerned, based on the share price published in the Daily Official List of the London Stock Exchange plc; and (b) an amount equal to the higher of the price of the last independent trade and the highest current independent purchase bid at the time on the trading venue where the purchase is carried out. The minimum price would be the nominal value of £0.20 per Share.

Resolution 19 seeks approval of two forms of Share Repurchase Contracts and the Counterparties, as detailed below.

•
The form of agreement attached as Appendix A to this Notice provides that the Counterparty will purchase Shares on NYSE at such prices and in such quantities as the Company may instruct from time to time, subject to the limitations set forth in Rule 10b-18 of the Exchange Act. The agreement provides that the Counterparty will purchase the Shares as principal and sell any Shares purchased to the Company.

•
The form of agreement attached as Appendix B to this Notice is a form of repurchase plan that the Company may enter into from time to time pursuant to Rule 10b-5 of the Exchange Act to purchase a specified dollar amount of Shares on the NYSE each day if the Shares are trading below a specified price. The amount to be purchased each day, the limit price, and the total amount that may be purchased under the agreement will be determined at the time the plan is executed. The agreement provides that the counterparty will purchase the Shares as principal and sell any Shares purchased to the Company.

The Company may only enter into Share Repurchase Contracts with counterparties approved by its shareholders. The Company therefore seeks approval to conduct repurchases through the following counterparties (or their subsidiaries or affiliates from time to time) (the “Counterparties”):

•	Bank of America
•	Canadian Imperial Bank of Commerce
•	Citigroup Global Markets Inc.
•	Citizens Bank
•	DNB Markets, Inc.
•	Goldman Sachs & Co. LLC
•	Jefferies LLC
•	KeyBanc Capital Markets, Inc.
•	Mizuho Bank Ltd
•	Peel Hunt LLP
•	Stifel, Nicolaus & Company
•	Truist Financial Corporation
•	UBS Securities LLC
•	U.S. Bancorp Securities

Copies of the Share Repurchase Contracts and the list of the Counterparties will be made available for Shareholders to inspect at the Company’s registered office at 4th Floor Phoenix House, 1 Station Hill, Reading, Berkshire, RG1 1NB, United Kingdom for a period from the date of this Notice until the date of the Annual General Meeting. Copies of the Share Repurchase Contracts and the list of the Counterparties will also be available for inspection at the Annual General Meeting.

Subject to resolution 18 and 19 being passed, the Directors may repurchase Shares and the Directors consider that it is in the best interests of the Company and its Shareholders to keep the ability to make market purchases of the Company’s own Shares in appropriate circumstances, without the cost and delay of a general meeting. The authority would only be exercised if the Directors believe the purchase would enhance earnings per Share and be in the best interests of Shareholders generally. Subject to the Company’s obligations under the Listing Rules and MAR, the Directors reserve the right to purchase the Company’s Shares otherwise than in accordance with Article 5 of MAR.

The Company may either cancel any Shares it purchases under this authority or transfer them into treasury (and subsequently sell or transfer them out of treasury or cancel them).

Resolution 20 ‒ Notice of general meetings, other than annual general meetings

Resolution 20 is proposed to authorise the Company to hold general meetings on 14 clear days’ notice. The notice period required by the Act for general meetings of the Company is 21 days, unless Shareholders approve a shorter notice period, which cannot be less than 14 clear days. Annual general meetings must always be held on at least 21 clear days’ notice.

The Directors consider it desirable that they have the option to call general meetings of the Company, other than the Annual General Meeting, on at least 14 clear days’ notice if there are circumstances where that is appropriate. The Directors will only use such authority when to do so would clearly be advantageous to shareholders as a whole and the matter to be considered is time sensitive and in accordance with the requirements of the Act.

Resolution 20, which will be proposed as a special resolution, will implement this proposal and the authority of this resolution will expire at the conclusion of the next annual general meeting to be held in 2026 when it is intended that a similar resolution will be proposed in order to renew this authority.

Registered Office:	By Order of the Board
4th Floor Phoenix House,
1 Station Hill,
Reading,
Berkshire, RG1 1NB

Dated: 17 March 2025	Apex Secretaries LLP
Company Secretary

NOTES TO THE NOTICE OF ANNUAL GENERAL MEETING

(a)
Only those Shareholders registered in the Company’s register of members at close of business on 7 April 2025 or if this meeting is adjourned, close of business on the date which is two business days prior to the time of the adjourned meeting for Shareholders, shall be entitled to vote at the meeting. Changes to the register of members after the relevant deadline shall be disregarded in determining the rights of any person to attend and vote at the meeting.

(b)
Depositary Interest Holders registered in the register of Depositary Interests at close of business on 3 April 2025, or if this meeting is adjourned, close of business on the date which is four business days prior to the time of the adjourned meeting for shareholders shall be entitled to are entitled to provide voting instructions to Computershare Investor Services PLC (“Computershare”) in respect of the number of U.K. Depositary Interests registered in their name(s) at that time.

(c)
If you hold your interest through a broker, bank, or nominee (or similar), you should normally receive directions from such broker, bank, or nominee (or similar) on how to (electronically or in person) attend and vote at the Annual General Meeting or how to give a proxy or voting instructions. These directions should be followed. If you have not received such directions, it would be advisable to contact your broker, bank, or nominee (or similar) as soon as possible.

(d)
If a Depositary Interest Holder or a representative of that holder wishes to attend the Annual General Meeting and/or vote at the Annual General Meeting, they must contact the Depositary, Computershare Investor Services PLC, with a Letter of Representation from their broker or nominee and provide this letter by email to !UKALLDITeam2@computershare.co.uk by 1 p.m. (London time) / 8 a.m. (New York time) on 3 April 2025. On receipt, the Depositary will issue a separate Letter of Representation authorising attendance on behalf of the Depositary Interest Custodian, Computershare Trust Company NA. The Depositary Interest Holder or a representative of that holder should present the original Letter of Representation upon attendance at the Annual General Meeting in order to gain entry to the Annual General Meeting. DI Holders that do not follow the above process will be unable to represent their position in person at the Annual General Meeting. The completion of the Form of Instruction will not preclude a holder from attending the Annual General Meeting and participating once such Letter of Representation has been issued.

(e)	Information regarding the meeting can be found at https://ir.div.energy/reports-announcements.

(f)
Any Shareholder entitled to attend and vote at the Annual General Meeting is entitled to appoint one or more proxies (who need not be a member of the Company) to attend and to vote instead of the member. Completion and return of a Form of Proxy will not preclude a Shareholder from attending and voting at the meeting in person, should he or she subsequently decide to do so.

(g)
If you are a Shareholder who is entitled to attend and vote at the meeting, you are entitled to appoint one or more proxies to exercise all or any of your rights to attend, speak and vote at the meeting and you should have received a Form of Proxy with this Notice. This form cannot be used by Depositary Interest Holders who will have been sent a Form of Instruction. Shareholders can only appoint a proxy using the procedures set out in these notes and the notes to the Form of Proxy. If you appoint multiple proxies and wish to give them separate instructions to vote or abstain from voting, please indicate how you wish each proxy to vote or abstain from voting on the reverse side of each proxy card on which you have entered the name of your proxy. For the avoidance of doubt, where multiple proxies are appointed, each proxy must be appointed to exercise the rights attached to a different share or shares held by you. All forms must be signed and should be returned together in the same envelope to ‘Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717’.

(h)	To be valid, an appointment of proxy must be returned by one of the following methods:

(i)
For a Shareholder, an instrument appointing a proxy and any power of attorney or other authority under which the proxy instrument is signed (or a notarially certified copy thereof) must be deposited with Broadridge Financial Solutions, Inc. at Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717 by 1 p.m. (London time) / 8 a.m. (New York time) on 7 April 2025;

Alternatively, register your vote online by visiting www.proxyvote.com using the 16-digit control number (your “Control Number”) set out in the Form of Proxy and following the instructions provided by 1 p.m. (London time) / 8 a.m. (New York time) on 7 April 2025; or

(ii)
Depositary Interest Holders can provide an instruction by utilising the CREST electronic voting instruction service in accordance with the procedures set out below. Depositary Interest Holders may direct Computershare to vote the Shares represented by their Depositary Interests as follows.

(I)
Mail: Complete and return a Form of Instruction to Computershare using the reply-paid envelope that accompanied the Form of Instruction or by posting it to Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol, BS99 6ZY, United Kingdom. To be effective, all Forms of Instruction must be received by Computershare by 1 p.m. (London time) / 8 a.m. (New York time) on 4 April 2025. Computershare, as your proxy, will then make arrangements to vote your underlying Shares according to your instructions.

(II)
CREST: Depositary Interest Holders who wish to instruct their Custodian on how to vote through the CREST electronic proxy appointment service may do so for the Annual General Meeting and any adjournment thereof by using the procedures described in the CREST manual. CREST personal members who have appointed a voting service provider(s) should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf. In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a CREST Proxy Instruction) must be properly authenticated in accordance with Euroclear UK & International Limited’s specifications and must contain the information required for such instructions, as described in the CREST manual. All messages relating to the appointment of a proxy or an instruction to a previously appointed proxy must be transmitted so as to be received by Computershare (ID: 3RA50) no later than 1 p.m. (London time) / 8 a.m. (New York time) on 4 April 2025. Normal system timings and limitations will apply in relation to the input of CREST Proxy Instructions. It is therefore the responsibility of the CREST member concerned to take such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable their CREST sponsor(s) or voting service provider(s) are referred, in particular, to those sections of the CREST manual concerning practical limitations of the CREST system and timings. The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001 as amended.

(i)
A vote abstention is not a vote in law, which means that the vote will not be counted in the calculation of votes for or against the Resolution. If no voting indication is given, your proxy may vote or abstain from voting at his or her discretion. Your proxy may vote (or abstain from voting) as he or she thinks fit in relation to any other matter which is put before the meeting.

(j)
In the case of joint holders, where more than one of the joint holders completes a proxy appointment, only the appointment submitted by the most senior holder will be accepted. Seniority is determined by the order in which the names of the joint holders appear in the Company’s register of members in respect of the joint holding (the first named being the most senior).

(k)	Shareholders and Depositary Interest Holders may change proxy instructions by submitting a new voting instruction using the methods set out above, as applicable.

(l)
Where you have appointed a proxy using the hard-copy Form of Proxy and would like to change the instructions using another hard-copy Form of Proxy, please contact Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

(m)	If you submit more than one valid proxy appointment, the appointment received last before the latest time for the receipt of proxies will take precedence.

(n)
A Shareholder may change a proxy instruction but to do so you will need to inform the Company in writing by sending a signed hard-copy notice clearly stating your intention to revoke your proxy appointment to Computershare. In the case of a Shareholder which is a company, the revocation notice must be executed under its common seal or signed on its behalf by an officer of the company or an attorney for the company. Any power of attorney or any other authority under which the revocation notice is signed (or a duly certified copy of such power or authority) must be included with the revocation notice.

(o)
In either case, the proxy revocation notice must be received by Broadridge Financial Solutions, Inc. at Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717 by no later than 1 p.m. (London time) / 8 a.m. (New York time) on 7 April 2025.

(p)
If you attempt to revoke your proxy appointment but the revocation is received after the time specified, your original proxy appointment will remain valid unless you attend the meeting and vote in person.

(q)
Beneficial owners should contact their broker, bank or other holder of record for instructions on how to revoke their proxies or change their vote. Depositary Interest Holders should contact Computershare for instructions on how to revoke their proxies or change their vote.

(r)
A corporation which is a Shareholder can appoint one or more corporate representatives who may exercise, on its behalf, all its powers as a Shareholder provided that no more than one corporate representative exercises powers over the same Share.

(s)	Any validated member attending the meeting has the right to ask questions. The Company must answer any question you ask relating to the business being dealt with at the meeting unless:

(i)	answering the question would interfere unduly with the preparation for the meeting or involve the disclosure of confidential information;

(ii)	the answer has already been given on a website in the form of an answer to a question; or

(iii)	it is undesirable in the interests of the Company or the good order of the meeting that the question be answered.

(t)
Copies of the service contracts of the executive Directors and the non-executive Directors’ letters of appointment are available for inspection at the Company’s Registered Office during normal business hours and at the place of the meeting from at least 15 minutes prior to the meeting until the end of the meeting.

(u)	The quorum for the meeting is two or more members, who are entitled to vote, present in person or by proxy or a duly authorised representative of a corporation which is a member.

(v)	At the meeting the vote may be taken by show of hands or by poll. On a poll, every member, who is present in person or by proxy, shall be entitled to one vote for every Share held by him.

(w)
If, within five minutes after the time appointed for the meeting (or such longer interval not exceeding one hour as the Chair of the meeting may think fit to allow) a quorum is not present, the meeting shall stand adjourned to a day (but not less than 10 days later, excluding the day on which the meeting is adjourned and the day for which it is reconvened) the time and place to be decided by the Chair, and if at such adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting, the members present in person and by proxy shall be a quorum.

APPENDIX A

FORM OF SHARE REPURCHASE CONTRACT

THIS AGREEMENT is made on [ ● ] (this “Agreement”)

BETWEEN:

DIVERSIFIED ENERGY COMPANY PLC (the “Company”)
4th Floor Phoenix House,
1 Station Hill, Reading,
Berkshire, RG1 1NB,
United Kingdom

Registered No. 09156132

(the “Counterparty”)

It is agreed that the Counterparty will purchase on a principal basis interests in ordinary shares of the Company, nominal (i.e. par) value £0.20 per share (the “Ordinary Shares”), for subsequent sale and delivery to the Company under the terms of this Agreement as follows:

1.
Throughout the period of this Agreement, Ordinary Shares will be purchased in the open market by the Counterparty up to the quantity and purchase price level advised from an authorised person at the Company (the “Purchase Price”), in accordance with instructions in a form to be agreed between the Company and the Counterparty, such authorised person(s) to be notified in writing to the Counterparty by the Company from time to time (each an “Authorised Person”).

2.
The Counterparty shall not undertake any purchase of Ordinary Shares pursuant to this Agreement on the London Stock Exchange, unless otherwise agreed between the Company and the Counterparty in writing in advance of any such purchase.

3.
Unless otherwise instructed, the Counterparty agrees to effect all purchases of Ordinary Shares hereunder in compliance with all applicable laws and regulations, including (without limitation) in accordance with:

(a)
the volume limitations of Rules 10b-18(b)(4) and 10b-18(c)(2) of the Securities Exchange Act of 1934, as may be amended or superseded from time to time (the “Exchange Act”) and of the Market Abuse Regulation 596/2014/EU and the Commission Delegated Regulation 2016/1052/EU (in each case, as it forms part of UK law pursuant to the European Union (Withdrawal) Act 2018, as amended from time to time) (“UK MAR”). The maximum value of Ordinary Shares, at acquisition cost, to be purchased under this program will be advised to the Counterparty by an Authorised Person from time to time following the execution of this Agreement;

(b)	the timing conditions of Rules 10b-18(b)(2) and 10b-18(c)(1) of the Exchange Act, as may be amended or superseded from time to time;

(c)	the price conditions of Rule 10b-18(b)(3) of the Exchange Act, as may be amended or superseded from time to time;

(d)
the maximum price payable for any purchase of Shares should be an amount equal to the higher of (a) 5% over the average market value of the Shares for the five Business Days immediately preceding the date on which the Company agrees to buy the Shares concerned; and (b) an amount equal to the higher of the price of the last independent trade and the highest current independent purchase bid at the time on the trading venue where the purchase is carried out.

4.
The parties hereto agree that the Company may utilize brokers other than the Counterparty to effectuate repurchases of its Ordinary Shares under the Company’s authorized share repurchase program; provided, however, the Company shall only instruct one broker or dealer to make purchases of its Ordinary Shares under its repurchase program on any single trading day in accordance with, or as otherwise allowed by, Rule 10b-18 of the Exchange Act, as may be amended or superseded from time to time.

5.	Purchases by the Counterparty may be made on any national securities exchange, electronic communication network (ECN), alternative trading system (ATS) or similar venue.

6.	Before purchases commence under this Agreement, the Company will have officially disclosed the repurchase program to the public, including in accordance with the requirements of UK MAR.

7.
The Company represents that the purchases of Ordinary Shares by the Counterparty pursuant to the terms of this Agreement will not violate or contravene any legal, regulatory or contractual restriction applicable to the Company or the Ordinary Shares, including Section 10(b) and Rule 10b-5 of the Exchange Act and Article 5 of MAR, if and to the extent applicable.

8.
Daily purchase information will be provided to the Company by phone or e-mail, and trade confirmations will be sent by e-mail the following day, to [ ● ], attention: [ ● ] or by e-mail to [ ● ]. Such information shall include the average price and number of Ordinary Shares purchased for the Company and the purchase price for each transaction, as well as other information, market data or account reports that the Company may reasonably request.

9.	Purchases of Ordinary Shares, in accordance with the instructions contained herein, will commence on the date to be agreed between the Company and the Counterparty.

10.
Notices for the attention of the Company shall be sent to [ ● ] (or such other person(s) as notified in writing to the Counterparty by the Company) at the address and/or email address (as applicable) notified in writing to the Counterparty by the Company.

11.	Notices for the attention of the Counterparty shall be sent to the address and/or email address (as applicable) notified in writing to the Company by the Counterparty.

12.
The Counterparty shall (including, without limitation, by liaising with Computershare Trust Company, N.A. or its successor or assign as transfer agent and registrar of the Company (the “Transfer Agent”) procure that any Ordinary Share to be sold by the Counterparty to the Company are transmitted or delivered by DWAC or similar means of transmission so that such Ordinary Shares are withdrawn from the facilities of the Depositary Trust Company (the “DTC System”) (in particular by removing any Ordinary Share deposited with the depositary of the DTC System, Cede & Co.) and the Company receives the Ordinary Shares in record form (“Record Shares”).

13.
In accordance with Paragraph 12, Counterparty shall sell, and the Company shall purchase, such Record Shares. Such purchase(s) shall be (a) settled within [ ● ] business days from the date that the Counterparty acquires the Ordinary Shares upon the settlement of its purchase(s) pursuant to Paragraph 1 and (b) on the same terms as the purchase(s) were effected by the Counterparty pursuant to Paragraph 1. Following such purchase and delivery, the Company shall be registered as the record holder of such Record Shares, or such Record Shares shall otherwise be cancelled. The Company shall be responsible for any stamp duty that is due in respect of the purchase of Record Shares from the Counterparty.

14.
The Counterparty shall deliver to the Transfer Agent any documents as may be necessary or as may be reasonably requested by the Transfer Agent to give effect to the purchase, delivery, registration or cancellation of any Record Shares to the Company in accordance with the terms of this Agreement.

15.
The Company will pay for any and all Record Shares purchased by it in accordance with Paragraph 13 above by a method agreeable to the Company and the Counterparty or other designee by no later than the date of delivery of the Record Shares or such other date as may be agreed between the Company and the Counterparty. Any commission payable by the Company in respect of the delivery of the Record Shares, which shall be the Counterparty’s sole compensation for services rendered hereunder, shall be agreed in writing from time to time between the Company and the Counterparty and shall be paid to the Counterparty by the Company on delivery of the Record Shares or such other date as may be agreed between the Company and the Counterparty. The relevant bank account details of the Counterparty shall be notified to the Company by the Counterparty in writing from time to time.

16.
Subject to applicable law, the Company reserves the right to instruct the Counterparty to suspend purchases at any time, without prejudice to the settlement of purchases effected by the Counterparty prior to the receipt of notice of such suspension. Notification of suspension will be communicated directly to the Counterparty via email provided to the Company under Paragraph 11 or such other methods as are agreed between the Company and the Counterparty. The Company agrees that purchases shall not be made at any time when, for legal and regulatory reasons, it would be inappropriate for the Counterparty or the Company to effect such purchases.

17.
The Counterparty represents that it has established reasonable policies and procedures to ensure that its agents and representatives responsible for executing purchases of Ordinary Shares pursuant to this Agreement will not violate federal insider trading laws and will use good faith efforts to comply with the requirements of Rule 10b-18 of the Exchange Act.

18.	The Counterparty and the Company each acknowledge and agree that:

(a)
Prior to an acquisition by the Company under Paragraph 13 hereof, the Company shall not acquire, nor have any legal or beneficial interest in, any Ordinary Share purchased by the Counterparty pursuant to this Agreement;

(b)
Nothing in this Agreement is or shall constitute a party acting as the agent of the other for any purpose. Neither party shall describe itself as an agent or in any way hold itself out as being an agent of the other;

(c)
The Counterparty shall act as principal in respect of its acquisition of the Ordinary Shares and shall effect purchases of shares hereunder in “riskless principal transactions” as defined in Rule 10b-18(a)(12) of the Exchange Act; and

(d)
Notwithstanding anything to the contrary in this Agreement, but without varying the parties’ rights and obligations to a material extent, the Company (acting by any director or its secretary) may unilaterally modify the terms, timing and methodology of any sale and purchase pursuant to this Agreement to the extent it deems necessary or desirable in order to comply with applicable law and best practice from time to time.

19.	This Agreement will be governed by and construed in accordance with the internal laws of the State of New York.

20.	This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

21.
This Agreement may be terminated by either party at any time, and with immediate effect, upon written notice from one party to the other by overnight mail or email at the addresses previously notified by the other party; provided, however the Company agrees that it will not modify or propose to modify this Agreement or terminate this agreement at any time that it is aware of any material non-public information or inside information (as defined in UK MAR) about it and/or the Ordinary Shares.

DIVERSIFIED ENERGY COMPANY PLC

By:

Name:

Title:

COUNTERPARTY

By:

Name:

Title:

APPENDIX B

RULE 10b5-1 REPURCHASE PLAN

This Repurchase Plan, dated [ ● ] (the “Repurchase Plan”), is entered into between DIVERSIFIED ENERGY COMPANY PLC (the “Company”) and [ ● ] (the “Counterparty”). Capitalised terms used and not otherwise defined in the body of this Repurchase Plan shall have the meaning given to such terms in Exhibit A hereto, which is incorporated herein and made part of this Repurchase Plan.

WHEREAS, the Company desires to establish this Repurchase Plan to purchase its ordinary shares, nominal value £0.20 per share (the “Ordinary Shares”); and

WHEREAS, the Company desires to purchase Ordinary Shares from the Counterparty in accordance with this Repurchase Plan;

NOW, THEREFORE, the Company and the Counterparty hereby agree as follows:

1.
Prior to the commencement of transactions contemplated by this Repurchase Plan, the parties shall agree in writing in a form substantially as set forth on Exhibit A hereto certain terms in respect of the proposed repurchase, provided that no purchase of Ordinary Shares shall be undertaken by the Counterparty on the London Stock Exchange pursuant to this Repurchase Plan, unless otherwise agreed between the Company and the Counterparty in writing in advance of any such purchase.

2.
During the Trading Period, the Counterparty shall purchase as principal Ordinary Shares having a maximum aggregate value of no more than the Total Repurchase Amount. On each day (each, a “Trading Day”) during the Trading Period on which the New York Stock Exchange (the “Exchange”) is open for trading, the Counterparty shall purchase that number of Ordinary Shares having an aggregate value of up to the Maximum Amount, provided that the Counterparty shall not purchase Ordinary Shares in excess of 25% of the average daily trading volume of the Ordinary Shares on the New York Stock Exchange, unless otherwise agreed between the parties in writing in advance. Notwithstanding the foregoing, the Counterparty shall not purchase any Ordinary Shares at a price exceeding the Limit Price.

3.
The Counterparty may make purchases pursuant to this Repurchase Plan in the open market. The Counterparty shall comply with the requirements of paragraphs (b)(2), (b)(3) and (b)(4) of Rule 10b-18 under the Securities Exchange Act of 1934, as may be amended or superseded from time to time (the “Exchange Act”) in connection with any purchase of the Ordinary Shares in the open market pursuant to this Repurchase Plan. The Company agrees not to take any action that would cause any purchases in the open market not to comply with Rule 10b-18, Rule 10b5-1 or Regulation M of the Exchange Act and of the Market Abuse Regulation 596/2014/EU and the Commission Delegated Regulation 2016/1052/EU (in each case, as it forms part of UK law pursuant to the European Union (Withdrawal) Act 2018, as amended from time to time) (“UK MAR”).

4.
The Counterparty shall, including without limitation, by liaising with Computershare Trust Company N.A. (or its successor or assign) as transfer agent and registrar of the Company (the “Transfer Agent”), procure that any Ordinary Shares to be sold by the Counterparty to the Company are transmitted or delivered by DWAC or similar means of transmission so that such Ordinary Shares are withdrawn from the facilities of the Depositary Trust Company (the “DTC System”) (in particular by removing any Ordinary Shares deposited with the nominee of the DTC System, Cede & Co.) and the Company receives the Ordinary Shares in record form (“Record Shares”).

5.
In accordance with Paragraph 4, the Counterparty shall sell, and the Company shall purchase all such Record Shares. Such purchase(s) shall be (a) settled within [ ● ] business days from the date that the Counterparty acquires the Ordinary Shares upon the settlement of its purchase(s) pursuant to Paragraph 2 and (b) on the same terms as the purchase(s) were effected by the Counterparty pursuant to Paragraph 2. Following such purchase and delivery, the Company shall be registered as the record holder of such Record Shares or such Record Shares shall otherwise be cancelled. The Company shall be responsible for any stamp duty that is due in respect of the purchase of Record Shares from the Counterparty. The Counterparty shall deliver to the Transfer Agent any documents as may be necessary or as may be reasonably requested by the Transfer Agent to give effect to the purchase, delivery, registration or cancellation of any Record Shares to the Company in accordance with the terms of this Repurchase Plan.

6.
The Company will pay for any Record Shares purchased by it in accordance with Paragraph 5 by a method agreeable to the Company and the Counterparty or other designee by no later than the date of delivery of the Record Shares or such other date as may be agreed between the Company and the Counterparty. Any commission payable by the Company in respect of the delivery of Record Shares, which shall be the Counterparty’s sole compensation for services rendered hereunder, shall be set forth on Exhibit A, and shall be paid to the Counterparty by the Company on delivery of the Record Shares or such other date as may be agreed between the Company and the Counterparty. The relevant bank account details of the Counterparty or its designee shall be notified to the Company by the Counterparty in writing from time to time.

7.	The Repurchase Plan shall terminate upon the earliest of:

(a)	the repurchase of the Total Repurchase Amount contemplated by the Repurchase Plan, as set forth in Paragraph 2;

(b)	the close of business on the last day of the Trading Period;

(c)
the close of business on the second business day following the date of receipt by the Counterparty of notice of early termination, delivered by the Company by e-mail to [ ● ] (provided that (i) any such notice of termination shall not cause purchases previously effected pursuant to this Repurchase Plan to fail to be entitled to the benefits of Rule 10b5-1(c) and (ii) any such termination notice shall not indicate the reasons for the termination or contain any material non-public information);

(d)
the earlier of a public announcement and the Company’s notice to the Counterparty of a commencement of any voluntary or involuntary case or other proceeding seeking liquidation, reorganisation or other relief under any bankruptcy, insolvency or similar law or seeking the appointment of a trustee, receiver or other similar official, or the taking of any corporate action by the Company to authorise or commence any of the foregoing; and

(e)
the public announcement of a tender or exchange offer for the Ordinary Shares or of a merger, acquisition, recapitalisation or other similar business combination or transaction as a result of which the Ordinary Shares would be exchanged for or converted into cash, securities or other property.

Upon termination of this Repurchase Plan, the Counterparty shall immediately suspend executing purchases pursuant to this Repurchase Plan.

8.
The Counterparty shall comply with the requirements of UK MAR and paragraphs (b)(2), (b)(3) and (b)(4) of Rule 10b-18 under the Exchange Act, in connection with purchases of the Ordinary Shares in the open market pursuant to this Repurchase Plan. The Company agrees not to take any action that would cause purchases not to comply with UK MAR or Rule 10b-18, Rule 10b5-1 or Regulation M.

9.
The Company confirms that, on the date hereof that (a) it is not aware of material, non-public information or “inside information” as defined in the UK MAR with respect to the Company or the Ordinary Shares, (b) it is entering into this Repurchase Plan in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1 under the Exchange Act or other applicable securities laws, (c) it understands the proscriptions of Rule 10b5-1 in respect of offsetting and hedging transactions, (d) it will not, at any time while this Repurchase Plan is in effect, disclose to any persons at the Counterparty effecting purchases under the Repurchase Plan, which such persons are listed on Schedule 1 hereto, any material non-public information with respect to the Company or the Ordinary Shares or any information regarding the Company that might influence the execution of the Repurchase Plan; (e) it will inform the Counterparty as soon as possible of any subsequent legal, regulatory or contractual restrictions affecting such repurchases and of the occurrence of any event that would cause the Repurchase Plan to terminated as contemplated in Paragraph 7; (f) it will not, at any time while this Repurchase Plan is in effect, enter into any comparable agreement with any other broker if the period of such comparable agreement shall overlap with the Trading Period of this Repurchase Plan; and (g) it will at all times while the Repurchase Plan remains in effect act in good faith with respect to the Repurchase Plan, including not attempting to exercise any influence over how, when or whether to effect sales of Ordinary Shares.

10.	If the Counterparty must suspend purchases of Ordinary Shares under this Repurchase Plan on a particular day for any of the following reasons:

(a)	a day specified by the Repurchase Plan is not a day on which the Ordinary Shares trade regular way on the Exchange;

(b)	trading of the Ordinary Shares on the Exchange is suspended for any reason; or

(c)
the Counterparty cannot effect a purchase of Ordinary Shares due to legal, regulatory or contractual restrictions applicable to it or to the Company (including without limitation, Regulation M, Rule 10b-5 or Rule 10b-18 or UK MAR),

the Counterparty will resume purchases in accordance with this Repurchase Plan on the next day specified in this Repurchase Plan after the condition causing the suspension of purchases has been resolved.

11.
It is the intent of the Company and the Counterparty that this Repurchase Plan comply with the requirements of Rule 10b5-1(c)(1)(i)(B) and Rule 10b-18 under the Exchange Act and UK MAR, and this Repurchase Plan shall be interpreted to comply with the requirements thereof.

12.
The Counterparty represents that it has established reasonable policies and procedures to ensure that its agents and representatives responsible for executing purchases of Ordinary Shares pursuant to this Repurchase Plan will not violate the insider trading laws and will comply with the requirements of UK MAR and Rule 10b-18 of the Exchange Act.

13.
The Counterparty hereby represents and warrants that it will be in compliance with all laws and regulations that are applicable to the Counterparty in purchasing Ordinary Shares pursuant to this Repurchase Plan.

14.	This Repurchase Plan may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

15.
This Repurchase Plan and any attachment together constitute the entire agreement between the Company and the Counterparty and supersede any prior agreements or understandings regarding this Repurchase Plan.

16.	All notices given by the parties under this Repurchase Plan will be as follows:

(a)	If to the Counterparty:

Address:

Attention:
e-mail:

(b)	If to the Company:

DIVERSIFIED ENERGY COMPANY PLC
Discovery Drive
4th Floor Phoenix House
1 Station Hill, Reading
Berkshire, RG1 1NB
United Kingdom

Attention:
e-mail:

17.
The Counterparty shall provide information regarding purchases of Ordinary Shares daily to the Company by phone or email followed by trade details via fax, email or such other methods as are agreed between the Company and the Counterparty. The Counterparty also shall email a trade confirmation to the Company on each trade date and provide summaries of trades on a daily basis, including the average price and number of Ordinary Shares purchased for the Company and the purchase price for each transaction, as well as other information, market data or account reports that the Company may reasonably request, via email as provided in this Paragraph 17. Names, phone numbers and email addresses for Company contacts may be changed by the Company by written notice to the Counterparty in accordance with this Paragraph 17. Other reports and information shall be provided at such times and with such frequency as are agreed between the Company and the Counterparty.

18.
The number of Ordinary Shares, together with other share amounts and prices, if applicable, as set forth in Paragraph 2 shall be adjusted automatically on a proportionate basis to take into account any stock split, reverse stock split or stock dividend with respect to the Ordinary Shares or any change in capitalisation with respect to the Company that occurs during the term of this Repurchase Plan.

19.
Except as otherwise set forth in this Repurchase Plan, the Company acknowledges and agrees that it does not have authority, influence or control over any purchase executed by the Counterparty pursuant to this Repurchase Plan, and the Company will not attempt to exercise any authority, influence or control over such purchases. The Counterparty agrees not to seek advice from the Company with respect to the manner in which it executes purchases under this Repurchase Plan.

20.
The Counterparty agrees to not disclose the terms of Exhibit A hereof to persons who are not partners, officers, employees or other firm personnel of the Counterparty or counsel to the Counterparty except with the consent of the Company or pursuant to a subpoena, order or request issued by a court of competent jurisdiction or by a judicial, administrative, legislative or regulatory body or committee. Information will not be considered confidential that (a) is already in the possession of the Counterparty, (b) becomes available in the public domain other than as a result of an unauthorized disclosure by the Counterparty or its partners, officers, employees, other firm personnel or advisors, or (c) is not acquired from the Company or persons known by the Counterparty to be in breach of an obligation of secrecy to the Company.

21.	The Counterparty and the Company each acknowledges and agrees that:

(a)
Prior to an acquisition by the Company pursuant to Paragraph 5, the Company shall not acquire, nor have any legal or beneficial interest in, any Ordinary Shares purchased by the Counterparty pursuant to this Repurchase Plan;

(b)
Nothing in this Repurchase Plan is or shall constitute a party acting as the agent of the other for any purpose. Neither party shall describe itself as an agent or in any way hold itself out as being an agent of the other;

(c)
The Counterparty shall act as principal in respect of its acquisition of Ordinary Shares and shall effect purchases of Ordinary Shares hereunder in “riskless principal transactions” as defined in Rule 10b-18(a)(12) of the Exchange Act; and

(d)
Notwithstanding anything to the contrary in this Repurchase Plan, but without varying the parties’ rights and obligations to a material extent, the Company (acting by any director or its secretary) may unilaterally modify the terms, timing and methodology of any sale and purchase pursuant to this Repurchase Plan to the extent it deems necessary or desirable in order to comply with applicable law and best practice from time to time.

22.	This Repurchase Plan will be governed by and construed in accordance with the internal laws of the State of New York.

23.	This Repurchase Plan constitutes the entire agreement between the Company and the Counterparty and supersedes any prior agreements or understandings regarding this Repurchase Plan.

24.	This Repurchase Plan may be signed in counterparts, each of which will be an original format.

25.	Counterparty may transfer or assign its rights and obligations hereunder to any registered broker-dealer under common control with Counterparty.

IN WITNESS WHEREOF, the parties hereto have executed this Repurchase Plan as of the date first written above.

DIVERSIFIED ENERGY COMPANY PLC

By:

Name:

Title:

COUNTERPARTY

By:

Name:

Title:

EXHIBIT A

The Counterparty and the Company shall hereby agree that the following terms shall have the following meanings:

“Limit Price” shall mean a per Ordinary Share price, which is the lower of (A) of US$[ ● ] and (B) an amount equal to the higher of (a) 5% over the average market value of the Ordinary Shares for the five business days immediately preceding the date on which the Company agrees to buy the Ordinary Shares concerned; and (b) an amount equal to the higher of the price of the last independent trade and the highest current independent purchase bid at the time on the trading venue where the purchase is carried out.

“Maximum Amount” is the maximum purchase amount in a single trading day and shall mean US$[ ● ].

“Trading Period” shall mean the period commencing on [ ● ] and terminating at close of business on [ ● ].

“Total Repurchase Amount” is the maximum aggregate purchase amount in the Trading Period and shall mean US$[ ● ].

Commission paid under this Repurchase Plan shall equal US$[ ● ] per Record Share to the Company.

SCHEDULE 1

[ ● ]

DEFINITIONS

The following definitions apply throughout this document unless the context requires otherwise:

Act	the Companies Act 2006, as amended from time to time
Annual General Meeting	the annual general meeting of the Company to be held on 9 April 2025 (or any adjournment thereof), notice of which is set out in this document
Board	the board of directors of the Company, or a duly authorised committee thereof
Business Day	any day other than a Saturday or Sunday on which banks are open for normal banking business in London
Company	Diversified Energy Company PLC
Counterparties	the list of counterparties (or their subsidiaries or affiliates from time to time) through which the Company may conduct “off market” repurchases of Shares from time to time
Depositary	Computershare Investor Services PLC, in its capacity as the issuer of the Depositary Interests;
Depositary Interest or DI	a Depositary Interest issued through CREST by the Depositary, representing a beneficial interest in a Share;
Depositary Interest Holder	the holders of Depositary Interests
Depositary Interest Custodian	Computershare Trust Company NA
Directors	the directors of the Company from time to time
Exchange Act	the Securities Exchange Act of 1934, as amended
Form of Instruction	the Form of Instruction for use by Depositary Interest Holders voting at the Annual General Meeting
Form of Proxy	the Form of Proxy appended to this document for use by Shareholders voting at the Annual General Meeting
MAR
Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014 on Market Abuse (Market Abuse Regulation), as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended from time to time

Notice	the notice convening the Annual General Meeting, as set out in this document
NYSE	New York Stock Exchange
Registered Office	4th Floor Phoenix House, 1 Station Hill, Reading, Berkshire, RG1 1NB, United Kingdom
Remuneration Committee	the remuneration committee of the Board
Resolutions	the resolutions to be proposed at the Annual General Meeting which are set out in the Notice
Share Repurchase Contracts	the forms of share repurchase contracts attached as Appendix A and Appendix B to this document;
Shareholders	the holders of Shares
Shares	the ordinary shares of £0.20 each in the capital of the Company